UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32627

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Southeastern Banking Corporation

Full Name of Registrant:

Not Applicable

Former Name if Applicable:

1010 North Way Street

Address of Principal Executive Office (Street and Number):

Darien, Georgia 31305

City, State and Zip Code:

PART II — RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
☐

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The quarterly review is not yet complete; hence, the Registrant is unable to file its March 31 Quarterly Report on Form 10-Q within the prescribed time period. The Registrant expects to file its March 31 Quarterly Report on Form 10-Q by May 23, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alyson G. Beasley	(912)	437-4141
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income approximating $26,000 was recognized for the 2011 first quarter, compared to a net loss of $1,172,000 for the 2010 first quarter. Major variances in the 2011 – 2010 comparative results included:

•	$2,325,000 decline in the provision for loan losses;

•

$187,000 reduction in net interest income due to yield reductions resulting from higher cash equivalent balances and shortened maturities on investment securities, overall lower average balances on loans, and an increase in nonperforming assets, particularly nonaccrual loans and also on an average basis, offset by a reduction in interest expense on deposits and other borrowed funds;

•	Nonrecognition of income tax for both regulatory and financial accounting purposes in 2011 year-to-date versus $877,000 benefit recognized in 2010.

Southeastern Banking Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	May 17, 2011	By:	/s/ ALYSON G. BEASLEY
Name: Alyson G. Beasley
Title: Treasurer and Vice President